18001009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salem Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Blvd, Suite 2250
(No. and Street)

Los Angeles	California	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Prough (310) 806-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *If individual, state last, first, middle name*)

1801 California Street	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KMS

DM

OATH OR AFFIRMATION

I, Stephen Prough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salem Partners, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GOLI KAMANGAR
Commission # 2140519
Notary Public - California
Los Angeles County
My Comm. Expires Feb 18, 2020

Notary Public

Signature

CO, CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALEM PARTNERS, LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

CONTENTS

YEAR ENDED DECEMBER 31, 2017

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Member and Principals of Salem Partners, LLC
Los Angeles, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Salem Partners, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe Horwath LLP

Crowe Horwath LLP

We have served as the Company's auditor since 2017.

Costa Mesa, California
March 1, 2018

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS		
Cash	$	2,831,708
Accounts receivable ($255,205, related parties)		369,445
Prepaid expenses and other assets		48,036
Due from related parties		276,990
Furniture, fixtures and equipment, net		253,401
Deposits		41,853
Total assets	$	3,821,433
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable	$	71,013
Unearned revenues		119,777
Accrued salaries		84,883
Deferred rent		113,996
Total liabilities		389,669
Member's equity		3,431,764
Total liabilities and member's equity	$	3,821,433

See accompanying notes to financial statement.

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2017

Summary of significant accounting policies and business of the Company:

Formation of the Company:

Salem Partners, LLC (the "Company"), a Delaware limited liability company, was formed in January 1997. Salem Partners Holdings, LLC (the "Parent") is the sole member of the Company. Management and control of the Company is vested entirely in the Parent. The Parent's liability is limited to its respective capital contributions, except as otherwise required by law.

Business of the Company:

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides investment banking, advisory, and management services to clients primarily in the media and entertainment, technology, life sciences and real estate industries. The Company does not hold customer funds or securities.

Basis of Presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Furniture, fixtures, equipment and leasehold improvements:

Furniture, fixtures and equipment are stated at cost and are being depreciated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years. Leasehold improvements are amortized over the service lives of the improvements or the term of the related lease, whichever is shorter.

Cash and cash equivalents:

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalents in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. There are no restrictions on the Company's cash and cash equivalents.

Accounts Receivable:

Accounts receivable consist of amounts due from clients for investment banking, valuation, and management services. The Company's management periodically assesses its accounts receivable for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. As of December 31, 2017, management determined that an allowance for doubtful accounts was not necessary. As of December 31, 2017, the Company had receivables from entities in which members of the Company's parent have an ownership interest (see note 8).

1. **Summary of significant accounting policies and business of the Company (continued):**

Fair Value – Definition and Hierarchy:

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

1. Summary of significant accounting policies and business of the Company (continued):

Fair Value – Definition and Hierarchy (continued):

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Use of accounting estimates in the preparation of financial statements:

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company follows accounting guidance issued by the Financial Accounting Standards Board ("FASB") related to the application of accounting for uncertainty in income taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The Company's management does not believe that any current tax positions would result in an asset or a liability for taxes being recognized in the accompanying financial statements.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax position as a component of income tax expense. As of December 31, 2017, the Company did not have any accrued interest or penalties associated with any unrecognized tax positions, nor were any interest expense or penalties recognized during the year ended December 31, 2017. Tax years subject to examination include 2014 through the current period.

Loss Contingencies:

Loss contingencies, including claims, regulatory and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

1. Summary of significant accounting policies and business of the Company (continued):

Recently issued accounting pronouncements:

On February 25, 2016, the FASB issued ASU No. 2016-02, *Leases*, intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate. In short, the new GAAP for lease accounting will require operating leases to be recorded on the balance sheet much like the current treatment for capital leases. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The ASU will be effective January 1, 2019. Management is currently assessing the impact of this ASU on its financial statements.

On November 8, 2016 the Securities and Exchange Commission ("SEC") Division of Trading and Markets issued a no-action letter regarding the treatment of operating leases under the Securities and Exchange Act Rule 15c3-1. The SEC has provided broker-dealers with relief on accounting for operating leases so it does not impact net capital requirements. The SEC will not recommend enforcement action under the customer protection rule (Exchange Act Rule 15c3-1) regarding net capital requirements

2. Furniture, fixtures and equipment:

As of December 31, 2017, furniture, fixtures and equipment consisted of the following:

Computer equipment	$	114,341
Leasehold improvements		300,370
Equipment		10,910
Artwork		74,530
Furniture and fixtures		98,415
		598,566
Less accumulated depreciation and amortization		(345,165)
	$	253,401

3. **Operating leases:**

The Company leases office space under a seven-year operating lease expiring in 2020. The lease agreement includes a renewal option and escalating rents over the lease term. The Company expenses rent on a straight-line basis over the life of the lease. The cumulative expense recognized on a straight-line basis in excess of the cumulative payments is reflected as deferred rent in the amount of $113,996 on the statement of financial position. In 2017, the Company also entered into an additional 12-month lease for office space in San Francisco expiring March 2018.

Aggregate future minimum lease payments for office space for the five years subsequent to December 31, 2017 are as follows:

Year Ending December 31,		
2018	$	355,850
2019		372,032
2020		157,880
	$	885,762

4. **Unearned revenue:**

Unearned revenue of $119,777 represents amounts billed or collected but not yet earned under existing agreements.

5. **Concentrations:**

At December 31, 2017, two clients account for approximately 22% and 19%, respectively, of the total outstanding accounts receivable balance. At December 31, 2017, 69% of the outstanding accounts receivable were from related parties in which members of the Company's parent have a direct or indirect ownership interest.

6. **Retirement plan:**

The Company established the Salem Partners, LLC 401(k) Profit Sharing Plan (the "Plan") for the benefit of its eligible employees, pursuant to Section 401(k) of the Internal Revenue Code. The Company terminated the Plan on September 30, 2017. The Plan was a defined contribution plan. Participants may contribute a percentage or specific dollar amount of their eligible compensation, as defined in the Plan. The Company may make matching and/or additional contributions to the Plan for the benefit of participants at its discretion. No amounts were accrued related to the plan as of December 31, 2017.

7. **Net capital requirement:**

The Company as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $2,442,039 which was $2,424,046 in excess of its required net capital of $17,993 and the Company's net capital ratio was 1 to 9.

8. Transactions with affiliates:

Expense Sharing

At December 31, 2017, the Company had a receivable of $276,990 from an entity in which members of the Company's parent have an ownership interest. Under an expense sharing agreement, this affiliated entity is allocated a portion of the Company's expenses. The allocated expenses are recorded as a receivable from the affiliate in the Company's financial statements because the Company's affiliate has agreed, in writing, to assume responsibility for these expenses. The amount outstanding is non-interest bearing, unsecured and due on demand.

Management fees

During the year ended December 31, 2017, the Company earned management fees for providing services to entities in which members of the Company's parent have a direct or indirect ownership interest. As of December 31, 2017, $132,500 is owed to the Company.

Reimbursed expenses

At times the Company incurs expenses on behalf of entities in which members of the Company's parent have a direct or indirect ownership interest. As of December 31, 2017, $122,705 is owed to the Company.